EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

	June 30,	December 31,
As at	2025	2024
Assets
Current assets
Cash and cash equivalents	$61,683	$20,002
Trade and other receivables (Note 5)	10,426	7,132
Inventories (Note 6)	8,169	10,704
Prepaid expenses	3,554	2,876
	83,832	40,714
Non-current assets
Restricted cash	4,624	4,527
Property, plant and equipment (Note 7)	155,837	147,399
Total assets	$244,293	$192,640

Liabilities
Current liabilities
Trade and other payables	$40,970	$37,333
Metals contract liability (Note 8)	17,404	13,707
Silver contract liability (Note 9)	2,735	-
Derivative instruments (Note 10)	-	709
Convertible debenture (Note 10)	-	10,849
Pre-payment facility (Note 11)	3,000	2,000
Credit facility (Note 12)	5,717	2,050
Term loan facility (Note 13)	580	-
Royalty payable (Note 14)	3,043	2,762
	73,449	69,410
Non-current liabilities
Other long-term liabilities	2,554	1,658
Metals contract liability (Note 8)	25,622	27,161
Silver contract liability (Note 9)	19,831	18,193
Credit facility (Note 12)	3,952	7,440
Term loan facility (Note 13)	46,968	-
Post-employment benefit obligations	3,444	3,892
Decommissioning provision	12,154	11,389
Deferred tax liabilities (Note 21)	51	48
Total liabilities	$188,025	$139,191

Equity
Share capital (Note 15)	609,118	573,532
Equity reserve	61,039	56,521
Foreign currency translation reserve	10,874	14,426
Deficit	(624,763)	(591,030)
Total equity	$56,268	$53,449

Total liabilities and equity	$244,293	$192,640

Going concern (Note 2), Subsequent event (Note 13), Contingencies (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Condensed interim consolidated statements of loss and comprehensive loss (In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024Revised (1)	2025	2024Revised (1)

Revenue (Note 18)	$26,927	$33,213	$50,474	$54,065

Cost of sales (Note 19)	(23,479)	(21,562)	(44,618)	(42,600)
Depletion and amortization (Note 7)	(6,497)	(7,180)	(12,006)	(12,704)
Care and maintenance costs	(493)	(1,025)	(628)	(2,463)
Corporate general and administrative (Note 20)	(6,091)	(1,708)	(12,588)	(3,365)
Exploration costs	(918)	(900)	(2,198)	(1,916)
Accretion on decommissioning provision	(154)	(159)	(314)	(312)
Interest and financing expense	(1,381)	(2,922)	(1,855)	(3,611)
Foreign exchange gain (loss)	2,809	124	2,984	(1,012)
Gain on disposal of assets	-	-	966	-
Loss on metals contract liabilities (Note 8 and 9)	(5,549)	(1,668)	(14,573)	(4,714)
Other gain (loss) on derivatives (Note 10)	-	327	709	(744)
Fair value loss on royalty payable (Note 14)	(156)	(257)	(281)	(513)
Loss before income taxes	(14,982)	(3,717)	(33,928)	(19,889)
Income tax expense (Note 21)	(121)	(286)	(93)	(271)
Net loss	$(15,103)	$(4,003)	$(34,021)	$(20,160)

Attributable to:
Shareholders of the Company	$(15,103)	$(4,863)	$(34,021)	$(19,319)
Non-controlling interests (Note 2 and 17)	-	860	-	(841)
Net loss	$(15,103)	$(4,003)	$(34,021)	$(20,160)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	945	$734	$288	$2,490
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(2,029)	615	(3,552)	2,107
Other comprehensive income (loss)	(1,084)	1,349	(3,264)	4,597
Comprehensive loss	$(16,187)	$(2,654)	$(37,285)	$(15,563)

Attributable to:
Shareholders of the Company	$(16,187)	$(3,808)	$(37,285)	$(15,719)
Non-controlling interests (Note 2 and 17)	-	1,154	-	156
Comprehensive loss	$(16,187)	$(2,654)	$(37,285)	$(15,563)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.02)	(0.02)	(0.05)	(0.08)

Weighted average number of common shares outstanding
Basic and diluted (Note 16)	658,159,864	252,620,572	639,174,498	237,268,113

(1) Certain fiscal 2024 amounts were reclassified from revenue to cost of sales (see Note 19).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Condensed interim consolidated statements of changes in equity

For the six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2025	594,450	$573,532	$56,521	$14,426	$(591,030)	$53,449	$-	$53,449
Net loss for the period	-	-	-	-	(34,021)	(34,021)	-	(34,021)
Other comprehensive loss for the period	-	-	-	(3,552)	288	(3,264)	-	(3,264)
Non-brokered private placements (Note 15)	26,099	16,003	571	-	-	16,574	-	16,574
Common shares issued	2,907	1,378	-	-	-	1,378	-	1,378
Conversion of convertible debenture (Note 10)	32,308	11,526	(484)	-	-	11,042	-	11,042
Share-based payments	-	-	6,194	-	-	6,194	-	6,194
Exercise of options, warrants, and deferred share units	17,354	6,679	(1,763)	-	-	4,916	-	4,916
Balance at June 30, 2025	673,118	$609,118	$61,039	$10,874	$(624,763)	$56,268	$-	$56,268

Balance at January 1, 2024	218,690	$455,548	$52,936	$8,325	$(463,391)	53,418	$18,782	$72,200
Net loss for the period	-	-	-	-	(19,319)	(19,319)	(841)	(20,160)
Other comprehensive income for the period	-	-	-	2,107	1,494	3,601	996	4,597
Contribution from non-controlling interests (Note 17)	-	-	-	-	-	-	1,995	1,995
Equity offering (Note 15)	26,150	3,171	1,855	-	-	5,026	-	5,026
Non-brokered private placements (Note 15)	1,586	427	-	-	-	427	-	427
Common shares issued	229	50	-	-	-	50	-	50
Retraction of convertible debenture (Note 10)	10,228	2,855	(141)	-	-	2,714	-	2,714
Share-based payments	-	-	442	-	-	442	-	442
Balance at June 30, 2024	256,883	$462,051	$55,092	$10,432	$(481,216)	$46,359	$20,932	$67,291

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Americas Gold and Silver Corporation Condensed interim consolidated statements of cash flows For the six-month periods ended June 30, 2025 and 2024 (In thousands of U.S. dollars, unaudited)

	June 30,	June 30,
	2025	2024
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(34,021)	$(20,160)
Adjustments for the following items:
Depletion and amortization	12,006	12,704
Income tax expense	93	271
Accretion on decommissioning provision	314	312
Share-based payments	6,194	442
Non-cash expenses from common shares issued	-	50
Provision on other long-term liabilities	16	18
Interest and financing expense	137	1,990
Net charges on post-employment benefit obligations	(160)	134
Inventory write-downs	1,924	818
Gain on disposal of assets	(966)	-
Loss on metals contract liabilities	14,573	4,714
Other loss (gain) on derivatives	(709)	744
Fair value loss on royalty payable	281	513
	(318)	2,550
Changes in non-cash working capital items:
Trade and other receivables	(3,294)	(2,172)
Inventories	611	(56)
Prepaid expenses	(678)	(363)
Forward contracts	-	-
Trade and other payables	1,824	2,487
Net cash generated from (used in) operating activities	(1,855)	2,446

Investing activities
Expenditures on property, plant and equipment	(17,764)	(9,520)
Proceeds from disposal of assets	997	-
Net cash used in investing activities	(16,767)	(9,520)

Financing activities
Pre-payment facility	1,000	750
Lease payments	(346)	(326)
Equity offering, net	-	5,026
Non-brokered private placements, net	16,574	427
Term loan facility, net	49,763	-
Metals contract liability, net	(8,045)	(152)
Royalty agreement, net	-	(628)
Proceeds from exercise of options and warrants	4,916	-
Contribution from non-controlling interests	-	1,995
Net cash generated from financing activities	63,862	7,092

Effect of foreign exchange rate changes on cash	(3,559)	1,558
Increase in cash and cash equivalents	41,681	1,576
Cash and cash equivalents, beginning of period	20,002	2,061
Cash and cash equivalents, end of period	$61,683	$3,637

Interest paid during the period	$941	$1,483

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1. Corporate information

Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in North America. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The unaudited condensed interim consolidated financial statements of the Company (“the Interim Financial Statements”) for the three and six months ended June 30, 2025 were approved and authorized for issue by the Board of Directors of the Company on August 11, 2025.

2. Basis of presentation and going concern

These Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As such they do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital of $10.4 million, including cash and cash equivalents of $61.7 million as at June 30, 2025. During the six-month period ended June 30, 2025, the Company reported a net loss of $34.0 million, including loss on metals contract liabilities of $14.6 million. At June 30, 2025, the Company may not have sufficient liquidity on hand to fund its operations for the next twelve months and may require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to 2024, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott, and closed a bought deal private placement of subscription receipts for gross proceeds of $50 million CAD or $35.1 million USD (see Note 15). As part of the agreement, the Company also closed additional non-brokered private placements for total gross proceeds of $6.9 million CAD or $5.0 million USD through total issuance of 16,650,000 of the Company’s common shares priced at approximately $0.42 CAD per share for bridge financing purposes. On June 24, 2025, the Company entered into a senior secured debt facility with SAF Group for an initial $50 million term loan advance, and two additional tranches of $25 million each made available to the Company upon satisfactory of certain conditions (See Note 13). While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to access the additional tranches, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these Interim Financial Statements.

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

These Interim Financial Statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

On December 19, 2024, the Company completed the acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott; consequently from December 19, 2024, consolidated net loss and other comprehensive loss are 100% attributable to the shareholders of the Company.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

3. Changes in accounting policies and recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

-	Amendments to IFRS 9 and 7 – Classification and Measurement of Financial Instruments with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
-	IFRS 18 – Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

These standards are being assessed for their impact on the Company in the current or future reporting periods.

4. Significant accounting judgments and estimates

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2024, in addition to the significant judgments mentioned in Note 2.

5. Trade and other receivables

	June 30,	December 31,
	2025	2024

Trade receivables	$6,373	$3,572
Value added taxes receivable	941	-
Other receivables	3,112	3,560
	$10,426	$7,132

6. Inventories

	June 30,	December 31,
	2025	2024

Concentrates	$545	$2,971
Ore stockpiles	1,715	1,767
Spare parts and supplies	5,909	5,966
	$8,169	$10,704

The amount of inventories recognized in cost of sales was $23.5 million during the three-month period ended June 30, 2025 (2024: $21.6 million) and $44.6 million during the six-month period ended June 30, 2025 (2024: $42.6 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $1.2 million during the three-month period end June 30, 2025 (2024: nil) and $1.9 million during the six-month period ended June 30, 2025 (2024: $0.8 million).

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

7. Property, plant and equipment

	Mining	Non-producing	Plant and	Right-of-use	Corporate office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2024	$226,819	$12,469	$128,228	$11,685	$237	$379,438
Asset additions	14,226	-	4,794	789	-	19,809
Change in decommissioning provision	(1,420)	-	-	-	-	(1,420)
Balance at December 31, 2024	239,625	12,469	133,022	12,474	237	397,827
Asset additions	12,184	-	5,613	2,086	141	20,024
Asset disposals	-	-	-	(31)	-	(31)
Change in decommissioning provision	451	-	-	-	-	451
Balance at June 30, 2025	$252,260	$12,469	$138,635	$14,529	$378	$418,271

Accumulated depreciation
and depletion
Balance at January 1, 2024	$(132,474)	$-	$(85,440)	$(8,223)	$(200)	$(226,337)
Depreciation/depletion for the year	(14,172)	-	(8,615)	(1,278)	(26)	(24,091)
Balance at December 31, 2024	(146,646)	-	(94,055)	(9,501)	(226)	(250,428)
Depreciation/depletion for the period	(7,148)	-	(4,130)	(717)	(11)	(12,006)
Balance at June 30, 2025	$(153,794)	$-	$(98,185)	$(10,218)	$(237)	$(262,434)

Carrying value
at December 31, 2024	$92,979	$12,469	$38,967	$2,973	$11	$147,399
at June 30, 2025	$98,466	$12,469	$40,450	$4,311	$141	$155,837

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the six-month period ended June 30, 2025 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $16.0 million, $5.7 million, and $0.2 million, respectively, as at June 30, 2025 (December 31, 2024: $16.0 million, $7.0 million, and $1.2 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at June 30, 2025, the carrying amount of this property was $12.5 million included in non-producing properties.

8. Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue though subsequently amended its treatment and recognized the fixed deliveries of precious metals as a financial liability measured at fair value through profit or loss.

The Purchase Agreement was further amended in 2024 with a final amendment on December 19, 2024, whereby the Company will deliver its remaining fixed ounces of gold over a quarterly fixed deliveries schedule with final delivery in December 2027; the Company shall have the right for Sandstorm to subscribe common shares of the Company for proceeds up to a maximum of $1.9 million per calendar quarter to satisfy the gold delivery obligations under the Purchase Agreement.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

	Six-month	Year
	period ended	ended
	June 30,	December 31,
	2025	2024

Net metals contract liability, beginning of period	$40,868	$36,837
Advance increase (net of financing expense)	-	12,512
Delivery of metals purchased	(8,045)	(18,564)
Revaluation of metals contract liability	10,203	10,083
Net metals contract liability, end of period	$43,026	$40,868

Current portion	$17,404	$13,707
Non-current portion	25,622	27,161
	$43,026	$40,868

9. Silver metals delivery agreement

On December 19, 2024, as part of the consideration for the remaining 40% interest in the Galena Complex, the Company entered into a silver metals delivery agreement with Mr. Eric Sprott for monthly purchases and deliveries of 18,500 ounces of silver for 36 months starting in January 2026 (the “Silver Agreement”). As part of the Silver Agreement, outstanding indebtedness of $1.4 million from Mr. Eric Sprott related to the original joint venture agreement (see Note 17) will be used to offset the metals contract liability commencing with the initial monthly delivery starting in January 2026.

The fixed deliveries are recognized as a financial liability measured at fair value through profit or loss as the Company expects metal deliveries will be satisfied through external purchase of silver. A fair value of the metals contract liability of $19.8 million was determined at inception using forward commodity pricing curves at the end of the fiscal 2024. A $4.4 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the six-month period ended June 30, 2025 (2024: nil).

10. Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “Convertible Debenture”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The Convertible Debenture was: redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”); retractable at the holder’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”); and convertible at the holder’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

The Company has since amended the Convertible Debenture multiple times resultantly increasing the principal balance to total outstanding principal, net of retractions, of $16.8 million CAD or $11.7 million USD as at December 31, 2024, retractable at the holder’s option at a cumulative $1.75 million CAD per month, and convertible at the holder’s option at a conversion price of $0.52 CAD.

The Convertible Debenture was fully converted by the holders as of January 31, 2025 at the conversion price of $0.52 CAD resulting in the issuance of 32,307,692 of the Company’s common shares.

The Company recognized a gain of $0.7 million for the six-month period ended June 30, 2025 (2024: loss of $0.7 million) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

11. Pre-payment facility

On December 12, 2022, the Company amended its existing unsecured offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries to Ocean Partners or paid in cash and can be redrawn on a revolving basis. The Facility shall automatically extend for a full calendar year if there is an outstanding payment balance within 12 months of the maturity of the Facility. The Facility was drawn in full for $3.0 million in June 2025 with interest amended to U.S. SOFR rate plus 4.75% per annum.

12. Credit facility

On August 14, 2024, the Company signed a credit and offtake agreement with Trafigura PTE Ltd. (“Trafigura”) for a secured credit facility of up to $15 million to complete initial development of the Zone 120 and El Cajón silver-copper project (“EC120”) (the “Credit Facility”). The Credit Facility is secured by share and asset pledges of all the Company’s material Mexican subsidiaries. The term of the Credit Facility is for a period of 36 months which includes a principal repayment grace period of 12 months, and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Facility was drawn for $10.0 million in August 2024 and will be amortized in equal monthly installments of $0.6 million commencing after expiry of the grace period. The Company also entered into an offtake agreement with Trafigura for all the copper concentrates produced from EC120 where Trafigura will pay for the concentrates at the prevailing market prices for silver and copper, less customary treatment, refining and penalty charges.

13. Term loan facility

On June 24, 2025, the Company closed a senior secured debt facility (the "Term Loan Facility”) with SAF Group (“SAF”) for funds of up to $100 million. The Term Loan Facility consists of three tranches with an initial $50 million term loan advanced upon closing (the “Initial Advance”), and two additional tranches of $25 million each made available to the Company upon satisfactory of certain conditions. SAF holds senior security over all the Company’s assets other than second ranking security relating to the Cosalá Operations and the Relief Canyon Mine which are secured in priority by other debt providers.

The Initial Advance is due in 5 years and subject to a 6.0% original issue discount, valued at $3.2 million on closing date. Principal repayments commence after one year of closing date and are payable quarterly thereafter starting at 1.5% of the aggregate principal amount and gradually increasing to 6.25% after 36 months. Interest of U.S. SOFR rate (4% floor) plus 6% per annum is payable monthly, and review fees equal to 0.5% of the outstanding aggregate principal is payable every six months. The Term Loan Facility may be pre-paid at the Company’s option equal the par value of total aggregate principal amount plus unpaid interests and fees accrued up to 42 months following the closing date. The Term Loan Facility is subject to certain quarterly and annual financial covenants starting at end of fiscal 2025, along with a price protection program completed in July on future precious and base metals production and commitments.

At inception, the Initial Advance was accounted for at amortized cost, net of $2.5 million in financing costs, with principal repayments being amortized over the term of the loan.

14.  Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument as at December 31, 2023 include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.3 million for the six-month period ended June 30, 2025 (2024: $0.5 million) as a result of the change in the estimated fair value of the Royalty Agreement.

Page | 9

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

15. Share capital

During the six-month period ended June 30, 2025, the Company closed non-brokered private placements for total gross proceeds of $16.7 million through total issuance of 26,099,212 of the Company’s common shares priced at approximately $0.89 CAD per share. As part of the non-brokered private placements, 2,610,000 warrants for approximately $0.6 million were issued and offset against share capital where each warrant is exercisable for one common share at an exercise price of $1.00 CAD for a period of three years starting March 31, 2025.

During the six-month period ended June 30, 2025, the Company settled $1.4 million of transaction-related payables through issuance of 2,906,504 of the Company’s common shares.

On March 27, 2024, the Company completed an equity offering of 26,000,000 units at a price of $0.30 CAD per unit for total gross proceeds of $5.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of $0.40 CAD for a period of three years starting March 27, 2024. As part of the equity offering, approximately $0.8 million in transaction costs were incurred and offset against share capital, and 150,000 common shares and 1,510,020 warrants for approximately $0.1 million and $0.1 million, respectively, were issued to the Company’s advisors and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.30 CAD for a period of two years starting March 27, 2024.

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex in exchange for issuance of 170,000,000 of the Company’s common shares, and $10 million in cash, plus monthly deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (see Note 9). The Company also completed a concurrent bought deal private placement of subscription receipts raising gross proceeds of $50 million CAD or $35.1 million USD at an issue price of $0.40 CAD per subscription receipt resulting from total issuance of 125,000,000 of the Company’s common shares.

During fiscal 2024, the Company closed non-brokered private placements for total gross proceeds of $9.4 million through total issuance of 28,112,615 of the Company’s common shares priced at approximately $0.47 CAD per share.

a. Authorized

Authorized share capital consists of an unlimited number of common and preferred shares. No preferred shares have been issued to date.

b. Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

Page | 10

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

A summary of changes in the Company’s outstanding stock options is presented below:

		Six-month		Year
		period ended		ended
		June 30,		December 31,
		2025		2024
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	20,110	$0.67	17,370	$1.30
Granted	9,750	0.56	9,050	0.53
Exercised	(1,250)	0.39	-	-
Expired	(3,976)	1.05	(6,310)	2.22
Balance, end of period	24,634	$0.58	20,110	$0.67

The following table summarizes information on stock options outstanding and exercisable as at June 30, 2025:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $0.50	1.48	3,184	$0.31	1,942	$0.31
$0.51 to $1.04	2.97	21,450	0.61	6,517	0.76
		24,634	$0.58	8,459	$0.65

c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the six-month period ended June 30, 2025 was $0.23 (2024: $0.12).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Expected stock price volatility (1)	69%	67%	70%	67%
Risk free interest rate	2.83%	4.02%	2.94%	4.02%
Expected life	5 years	3 years	5 years	3 years
Expected forfeiture rate	5.00%	3.08%	3.22%	3.08%
Expected dividend yield	0%	0%	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and administrative expenses	528	155	1,040	311
Total share-based payments	$528	$155	$1,040	$311

(1)  Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

Page | 11

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

d. Warrants

The warrants that are issued and outstanding as at June 30, 2025 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
17,600	0.30	Mar 2024	Mar 27, 2026
1,000,000	0.55	Jun 2023	Jun 21, 2026
16,322,500	0.40	Mar 2024	Mar 27, 2027
3,000,000	0.42	Aug 2024	Aug 14, 2027
2,610,000	1.00	Mar 2025	Mar 31, 2028
22,950,100

e. Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units settled in either cash or common shares at the Company’s discretion. Prior to December 31, 2024, the Company previously elected to settle these units in cash. For cash-settled share units, the Company recognizes a corresponding increase in trade and other payables with compensation expense and the associated liability adjusted at each period end date to reflect changes in market value. As at June 30, 2025, 234,076 (December 31, 2024: 234,076) cash-settled restricted share units are outstanding at an aggregate value of $0.2 million (December 31, 2024: $0.1 million) which is included in trade and other payables in the consolidated statement of financial position.

Effective January 1, 2025, the Company amended the application of its accounting policy for share-settled restricted share units where each share-settled restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition. As at June 30, 2025, 20,516,115 (December 31, 2024: nil) share-settled restricted share units are outstanding which are included in equity reserve in the consolidated statement of financial position.

f. Deferred share units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at June 30, 2025, 8,350,376 (December 31, 2024: 3,562,917) deferred share units are issued and outstanding.

16. Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Basic weighted average number of shares	658,159,864	252,620,572	639,174,498	237,268,113
Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average number of shares	658,159,864	252,620,572	639,174,498	237,268,113

Diluted weighted average number of common shares for the three-month and six-month periods ended June 30, 2025 excludes nil anti-dilutive preferred shares (2024: nil), 24,633,601 anti-dilutive stock options (2024: 18,320,000) and 22,950,100 anti-dilutive warrants (2024: 31,760,020).

Page | 12

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

17. Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interests of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex. The $18.3 million proportionate non-controlling interests’ carrying amount prior to the change in ownership was derecognized from the consolidated financial statements upon completion of the acquisition.

18. Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month and six-month periods ended June 30, 2025 and 2024:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024Revised (1)	2025	2024Revised (1)

Silver
Sales revenue	$16,115	$21,793	$28,738	$35,381
Derivative pricing adjustments	121	121	1,106	660
	16,236	21,914	29,844	36,041
Zinc
Sales revenue	$2,274	$11,261	$11,775	$19,922
Derivative pricing adjustments	2	566	82	655
	2,276	11,827	11,857	20,577
Lead
Sales revenue	$1,852	$5,652	$5,264	$9,792
Derivative pricing adjustments	(78)	40	(134)	158
	1,774	5,692	5,130	9,950
Other by-products
Sales revenue	$97	$306	$350	$591
Derivative pricing adjustments	10	102	63	214
	107	408	413	805

Total sales revenue	$20,338	$39,012	$46,127	$65,686
Total derivative pricing adjustments	55	829	1,117	1,687
Gross revenue	$20,393	$39,841	$47,244	$67,373
Proceeds before intended use	8,281	635	10,602	705
Treatment and selling costs	(1,747)	(7,263)	(7,372)	(14,013)
	$26,927	$33,213	$50,474	$54,065

(1) Certain fiscal 2024 amounts were reclassified from revenue to cost of sales (see Note 19).

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 22).

Page | 13

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

19. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and six-month periods ended June 30, 2025 and 2024:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024Revised (1)	2025	2024Revised (1)

Salaries and employee benefits	$7,083	$8,025	$14,466	$15,821
Raw materials and consumables	6,036	8,330	13,126	17,190
Utilities	1,103	1,109	2,141	2,277
Transportation costs	504	1,587	1,572	2,950
Other costs	3,808	1,667	4,542	3,183
Costs before intended use	4,811	347	6,236	417
Changes in inventories	(1,063)	497	611	(56)
Inventory write-downs	1,197	-	1,924	818
	$23,479	$21,562	$44,618	$42,600

(1) Certain transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

20. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and six-month periods ended June 30, 2025 and 2024:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Salaries and employee benefits	$1,174	$601	$2,322	$1,113
Directors’ fees	892	104	2,773	226
Share-based payments	1,925	155	3,601	311
Professional fees	1,180	307	2,156	676
Office and general	920	541	1,736	1,039
	$6,091	$1,708	$12,588	$3,365

21. Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the six-month period ended June 30, 2025 was 26.5% and for the year ended December 31, 2024 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	June 30,	December 31,
	2025	2024

Property, plant and equipment	$130	$130
Other	323	313
Total deferred tax liabilities	453	443
Provisions and reserves	(402)	(395)
Net deferred tax liabilities	$51	$48

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

Page | 14

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

22. Financial risk management

a. Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of June 30, 2025, the Company’s exposure to credit risk with respect to trade receivables amounts to $6.4 million (December 31, 2024: $3.6 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at June 30, 2025 and December 31, 2024.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	June 30, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$40,970	$40,970	$-	$-	$-
Pre-payment facility	3,000	3,000	-	-	-
Credit facility	10,000	6,000	4,000	-	-
Interest on credit facility	836	739	97	-	-
Term loan facility	53,191	798	13,165	39,228	-
Interest and fees on term loan facility	23,449	6,082	11,085	6,282	-
Royalty payable	3,043	3,043	-	-	-
Metals contract liability	43,026	17,404	25,622	-	-
Silver contract liability	22,566	2,735	15,942	3,889	-
Projected pension contributions	8,074	1,826	2,624	2,872	752
Decommissioning provision	19,875	-	-	-	19,875
Other long-term liabilities	2,554	-	1,703	211	640
	$230,584	$82,597	$74,238	$52,482	$21,267

Page | 15

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	June 30, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$1,534	$1,534	$-	$-	$-
Other long-term liabilities	1,914	-	1,703	211	-
	$3,448	$1,534	$1,703	$211	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 6% to11% applied during the period:

	Six-month	Year
	period ended	ended
	June 30,	December 31,
	2025	2024

Lease liabilities, beginning of period	$1,655	$1,436
Additions	2,081	823
Lease principal payments	(277)	(608)
Lease interest payments	(69)	(71)
Accretion on lease liabilities	58	75
Lease liabilities, end of period	$3,448	$1,655

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to interest rate risk of the 3 months U.S. SOFR rate plus 7.2% per annum from Cosalá Operations’ advance payments of concentrate, the 3 months U.S. SOFR rate plus 4.75% per annum from the Facility, the 3 months U.S. SOFR rate plus 6% per annum from the Credit Facility, and the U.S SOFR rate plus 6% per annum from the Term Loan Facility. Interest rates of other financial instruments are fixed.

(2) Currency risk

As at June 30 2025, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at June 30, 2025
	CAD	MXN

Cash and cash equivalents	$686	$204
Trade and other receivables	82	3,601
Trade and other payables	6,937	11,660

Page | 16

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at June 30, 2025, the CAD/USD and MXN/USD exchange rates were 1.36 and 18.89, respectively. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rates for the six-month period ended June 30, 2025 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$1,424	$2,393
Other comprehensive loss	324	32

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at June 30, 2025 and December 31, 2024, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the six-month periods ended June 30, 2025 and 2024, the Company did not settle any non-hedge foreign exchange forward contracts.

(3) Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at June 30, 2025 the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.6 million (December 31, 2024: $0.4 million).

As at June 30, 2025 and December 31, 2024, the Company does not have any non-hedge commodity forward contracts outstanding. During the six-month periods ended June 30, 2025 and 2024, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the six-month period ended June 30, 2025 was nil (2024: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debenture during the six-month period ended June 30, 2025 was a gain of $0.7 million (2024: loss of $0.7 million).

b. Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•	Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets.
•	Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.
•	Metals contract liabilities: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.
•	Pre-payment, credit, and term loan facilities, convertible debenture, and promissory notes: The principal portion of pre-payment, credit, and term loan facilities, convertible debenture, and promissory notes are initially measured at fair value and subsequently carried at amortized cost.
•	Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.

Page | 17

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

•	Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.
•	Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.
•	Level 3 inputs are unobservable (supported by little or no market activity).

	June 30,	December 31,
	2025	2024

Level 1
Cash and cash equivalents	$61,683	$20,002
Restricted cash	4,624	4,527

Level 2
Trade and other receivables	10,426	7,132
Derivative instruments	-	709
Metals contract liability	43,026	40,868
Silver contract liability	22,566	18,193

Level 3
Royalty payable	3,043	2,762

Amortized cost
Pre-payment facility	3,000	2,000
Credit facility	9,669	9,490
Term loan facility	47,548	-
Convertible debenture	-	10,849

23. Segmented and geographic information, and major customers

a. Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

Page | 18

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b. Geographic information

All revenues from sales of concentrates for the three-month and six-month periods ended June 30, 2025 and 2024 were earned in Mexico and the United States. The following segmented information is presented as at June 30, 2025 and December 31, 2024, and for the three-month and six-month periods ended June 30, 2025 and 2024. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

	As at June 30, 2025					As at December 31, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$1,347	$3,313	$276	$56,747	$61,683	$6,576	$1,390	$35	$12,001	$20,002
Trade and other receivables	5,734	4,265	345	82	10,426	5,485	1,450	-	197	7,132
Inventories	5,993	2,073	103	-	8,169	7,976	2,625	103	-	10,704
Prepaid expenses	900	787	819	1,048	3,554	745	933	755	443	2,876
Restricted cash	145	53	4,426	-	4,624	135	53	4,339	-	4,527
Property, plant and equipment	54,102	79,080	21,980	675	155,837	48,123	74,935	23,686	655	147,399
Total assets	$68,221	$89,571	$27,949	$58,552	$244,293	$69,040	$81,386	$28,918	$13,296	$192,640

Trade and other payables	$14,201	$9,795	$3,520	$13,454	$40,970	$12,650	$8,689	$2,896	$13,098	$37,333
Derivative instruments	-	-	-	-	-	-	-	-	709	709
Pre-payment facility	-	3,000	-	-	3,000	-	2,000	-	-	2,000
Credit facility	9,669	-	-	-	9,669	9,490	-	-	-	9,490
Term loan facility	-	-	-	47,548	47,548	-	-	-	-	-
Other long-term liabilities	1,124	1,014	-	416	2,554	-	1,170	-	488	1,658
Metals contract liability	-	-	-	43,026	43,026	-	-	-	40,868	40,868
Silver contract liability	-	-	-	22,566	22,566	-	-	-	18,193	18,193
Convertible debenture	-	-	-	-	-	-	-	-	10,849	10,849
Royalty payable	-	-	-	3,043	3,043	-	-	-	2,762	2,762
Post-employment benefit obligations	-	3,444	-	-	3,444	-	3,892	-	-	3,892
Decommissioning provision	2,516	5,602	4,036	-	12,154	2,129	5,346	3,914	-	11,389
Deferred tax liabilities	51	-	-	-	51	48	-	-	-	48
Total liabilities	$27,561	$22,855	$7,556	$130,053	$188,025	$24,317	$21,097	$6,810	$86,967	$139,191

	Three-month period ended June 30, 2025					Three-month period ended June 30, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$11,520	$15,407	$-	$-	$26,927	$15,609	$17,604	$-	$-	$33,213
Cost of sales	(11,600)	(11,879)	-	-	(23,479)	(11,163)	(10,399)	-	-	(21,562)
Depletion and amortization	(1,306)	(4,274)	(855)	(62)	(6,497)	(2,304)	(3,974)	(863)	(39)	(7,180)
Care and maintenance costs	-	(115)	(378)	-	(493)	-	(140)	(885)	-	(1,025)
Corporate general and administrative	-	-	-	(6,091)	(6,091)	-	-	-	(1,708)	(1,708)
Exploration costs	(421)	(473)	(24)	-	(918)	(250)	(628)	(22)	-	(900)
Accretion on decommissioning provision	(53)	(58)	(43)	-	(154)	(62)	(56)	(41)	-	(159)
Interest and financing income (expense)	(24)	(80)	44	(1,321)	(1,381)	(89)	(94)	15	(2,754)	(2,922)
Foreign exchange gain (loss)	(632)	-	-	3,441	2,809	611	-	-	(487)	124
Loss on metals contract liabilities	-	-	-	(5,549)	(5,549)	-	-	-	(1,668)	(1,668)
Other gain on derivatives	-	-	-	-	-	-	-	-	327	327
Fair value loss on royalty payable	-	-	-	(156)	(156)	-	-	-	(257)	(257)
Income (loss) before income taxes	(2,516)	(1,472)	(1,256)	(9,738)	(14,982)	2,352	2,313	(1,796)	(6,586)	(3,717)
Income tax expense	(121)	-	-	-	(121)	(286)	-	-	-	(286)
Net income (loss) for the period	$(2,637)	$(1,472)	$(1,256)	$(9,738)	$(15,103)	$2,066	$2,313	$(1,796)	$(6,586)	$(4,003)

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Six-month period ended June 30, 2025					Six-month period ended June 30, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$23,336	$27,138	$-	$-	$50,474	$28,395	$25,670	$-	$-	$54,065
Cost of sales	(22,591)	(22,027)	-	-	(44,618)	(23,479)	(19,121)	-	-	(42,600)
Depletion and amortization	(2,900)	(7,282)	(1,709)	(115)	(12,006)	(4,649)	(6,249)	(1,727)	(79)	(12,704)
Care and maintenance costs	-	(229)	(399)	-	(628)	-	(270)	(2,193)	-	(2,463)
Corporate general and administrative	-	-	-	(12,588)	(12,588)	-	-	-	(3,365)	(3,365)
Exploration costs	(1,241)	(902)	(55)	-	(2,198)	(374)	(1,498)	(44)	-	(1,916)
Accretion on decommissioning provision	(108)	(118)	(88)	-	(314)	(123)	(109)	(80)	-	(312)
Interest and financing income (expense)	(94)	(192)	87	(1,656)	(1,855)	(169)	(198)	29	(3,273)	(3,611)
Foreign exchange gain (loss)	(477)	-	-	3,461	2,984	567	-	-	(1,579)	(1,012)
Gain on disposal of assets	-	-	966	-	966	-	-	-	-	-
Loss on metals contract liability	-	-	-	(14,573)	(14,573)	-	-	-	(4,714)	(4,714)
Other gain (loss) on derivatives	-	-	-	709	709	-	-	-	(744)	(744)
Fair value loss on royalty payable	-	-	-	(281)	(281)	-	-	-	(513)	(513)
Income (loss) before income taxes	(4,075)	(3,612)	(1,198)	(25,043)	(33,928)	168	(1,775)	(4,015)	(14,267)	(19,889)
Income tax expense	(93)	-	-	-	(93)	(271)	-	-	-	(271)
Net loss for the period	$(4,168)	$(3,612)	$(1,198)	$(25,043)	$(34,021)	$(103)	$(1,775)	$(4,015)	$(14,267)	$(20,160)

c. Major customers

For the three-month period ended June 30, 2025, the Company sold concentrates and finished goods to three major customers accounting for 43% of revenues from Cosalá Operations and 57% of revenues from Galena Complex (2024: two major customers accounting for 43% of revenues from Cosalá Operations and 55% of revenues from Galena Complex). For the six-month period ended June 30, 2025, the Company sold concentrates and finished goods to three major customers accounting for 46% of revenues from Cosalá Operations and 54% of revenues from Galena Complex (2024: two major customers accounting for 49% of revenues from Cosalá Operations and 49% of revenues from Galena Complex).

24. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.4 million (MXN 196.8 million), of which $4.5 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.0 million (MXN 94.6 million) of their original reassessment. The remaining $5.4 million (MXN 102.2 million) consists of $4.5 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.5 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.1 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at June 30, 2025, the accrued liability of the probable obligation from the ongoing appeal was $1.0 million (December 31, 2024: $1.0 million).

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